
07004827



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. DC
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~43978~~ 66984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 2, 2005 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

ING PRIVATE WEALTH MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BEST AVAILABLE COPY

230 Park Avenue
(No. and Street)

New York	N.Y.	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven P. Ruse (212) 309-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – if individual, state, last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (3-91)

14366/rev/03/02/06/OT

OATH OR AFFIRMATION

I, Jorge Soares - Velez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Private Wealth Management, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Jodi Erlandsen
Notary Public 2/27/07

JODI ERLANDSEN
Notary Public, State of New York
No. 01ER6023117
Qualified In New York County
Commission Expires April 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

ING PRIVATE WEALTH MANAGEMENT, LLC

(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition and Schedule

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

Board of Directors and Member of
ING Private Wealth Management LLC:

We have audited the accompanying statement of financial condition of ING Private Wealth Management LLC (an indirect wholly owned subsidiary of ING Groep N.V.) (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Private Wealth Management LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 27, 2007

ING PRIVATE WEALTH MANAGEMENT, LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	11,969,782
Income taxes receivable from parent		1,963,654
Receivable from customers		218,704
Deposit with clearing organization		100,000
Other assets		591
Total assets	$	14,252,731
Liabilities and Member's Equity		
Payable to affiliate	$	90,726
Accounts payable, accrued expenses and other liabilities		1,606,974
Total liabilities		1,697,700
Commitments and contingencies		
Member's equity		12,555,031
Total liabilities and member's equity	$	14,252,731

See accompanying notes to the statement of financial condition.

ING PRIVATE WEALTH MANAGEMENT, LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization

ING Private Wealth Management, LLC (PWM) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect wholly owned subsidiary of ING Groep N.V. PWM is a Delaware limited liability company and is part of the ING Private Banking business line. PWM is a registered broker-dealer with the NASD, as well as an Investment Advisor with the SEC. PWM's clients are mostly non-U.S. residents (off-shore) with Latin American backgrounds. The services provided by PWM to its clients are primarily account management and advisory/discretionary portfolio management.

PWM clears and settles all products through an unaffiliated securities clearing firm on a fully disclosed basis.

PWM's broker-dealer registration became effective on December 2, 2005 (date of inception). On December 16, 2005, PWM filed a no action letter with the SEC concerning the submission of audited financial statements for 2005. As permitted by this no action letter, PWM did not file audited financial statements in 2005.

Since PWM is a broker-dealer that is exempt from SEC Rule 15c3-3, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under 15c3-3" are not applicable.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

PWM prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and money market instruments with original maturities of 90 days or less.

(c) *Investment Advisory Fees*

Investment advisory fees are received quarterly and are recognized in arrears based on the assets under management at the end of the billable quarter. The related receivable is included in "Receivable from customers" in the statement of financial condition.

ING PRIVATE WEALTH MANAGEMENT, LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2006

(3) Related Party Transactions

PWM has a management agreement with an affiliate, whereby the affiliate provides certain accounting, technology, compliance and other administrative support to PWM.

In addition, PWM has a lease agreement with an affiliate.

(4) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) 107, *Disclosure about Fair Value of Financial Instruments*, requires PWM to report the fair value of financial instruments, as defined. Substantially all of PWM's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(5) Income Taxes

PWM is a single member LLC which for tax purposes, is treated as a division of its Parent. Based upon a tax sharing arrangement, PWM will receive taxes based upon a separate return calculation. The federal, state, and local income tax benefit, under the tax-sharing arrangement, was $(1,963,654). Total tax benefit is settled currently with its Parent through an intercompany account. PWM has no deferred tax assets or liabilities at December 31, 2006.

(6) Defined Benefit and Defined Contribution Plan

The Parent sponsors a defined plan (the Plan) which covers substantially all full-time employees of the Parent and its wholly owned subsidiaries. All employees meeting certain eligibility requirements participate in defined benefit and defined contribution plans administered by an affiliate.

(7) Net Capital Requirements

PWM is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000, or 6.67% of aggregate indebtedness. PWM operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through an unaffiliated securities clearing firm. PWM does not hold customer funds or safekeep customer securities.

At December 31, 2006, PWM had net capital of $10,047,053 of which $9,933,816 was in excess of the required net capital of $113,237.

ING PRIVATE WEALTH MANAGEMENT, LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Total member's equity	$	12,555,031
Deductions and/or charges:		
Nonallowable assets:		
Income taxes receivable from parent		1,963,654
Receivable from customers		218,704
Other deductions and/or charges		591
Net capital before haircuts on securities positions	$	10,372,082
		—
Haircuts on securities		325,029
Net capital	$	10,047,053
Computation of basic net capital requirement:		
The greater of 6.67% of aggregate indebtedness as shown in the formula for reserve requirements or $5,000 pursuant to Rule 15c3-3 prepared as of date of net capital computation		113,237
Excess net capital	$	9,933,816

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006 filed by ING Private Wealth Management, LLC in its Form X-17A-5, as amended on February 26, 2007.

See accompanying independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors and Member of
ING Private Wealth Management LLC:

In planning and performing our audit of the statement of financial condition of ING Private Wealth Management LLC (the Company) (an indirect wholly owned subsidiary of ING Groep N.V.), as of December 31, 2006 and for the period since the date of inception, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements

on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END